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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549


                                 SCHEDULE 13G


                  Under the Securities Exchange Act of 1934

                            (Amendment No.      )*



                               (Name of Issuer)



                        (Title of Class of Securities)



                                (CUSIP Number)



Check the following box if a fee is being paid with this statement ( ). (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                     13G

CUSIP NO.  713-839108

1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Charles B. Perini
          ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                       (a) [  ]
                                                       (b) [  ]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.

               5.   SOLE VOTING POWER
                           2,075
 NUMBER OF

  SHARES
               6.   SHARED VOTING POWER
BENEFICIALLY             205,449

 OWNED BY

   EACH        7.   SOLD DISPOSITIVE POWER
                           2,075
 REPORTING

  PERSON
               8.   SHARED DISPOSITIVE POWER
   WITH                  205,449



9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          207,524



10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN    SHARES*

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9.
          4.79%

12.  TYPE OF REPORTING PERSON*
          Individual



                               Amendment No. 14

                                      to

                                 Schedule 13G


     The Schedule 13G, as heretofore amended, is hereby further amended as December 31, 1993 as follows:

Item 4.   Ownership

          See Boxes 5, 6, 7, 9 and 11 of cover page for shares owned beneficially at December 31, 1993.

          Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


          February 12, 1994

          CHARLES B. PERINI, JR.

          By   /s/ Patricia A. Kelly
               ---------------------------------
               Signature



               Patricia A. Kelly, Authorized Representative
               --------------------------------------------
               Name/Title